UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

        M. Mahmud Awan, Ph. D.                      Paul Bork, Esq.
        TechMan International Corporation           Hinckley, Allen & Snyder
        240 Sturbridge Road                         28 State Street
        Charlton City, Massachusetts 01506          Boston, Massachusetts  02109
        (508) 248-3211                              (617) 345-9000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 8, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person: M. Mahmud Awan
    SS or IRS Identification Number of the Above Person:


2.  Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                       (b) / /


3.  SEC Use Only



4.  Source of Funds:    PF

5.  Check Box if Disclosure of Legal Proceedings  is Required Pursuant to Items
    2(d) or 2(e):    /  /

6.  Citizenship or Place of Organization: USA

7.  Sole Voting Power: 138,378 shares

8.  Shared Voting Power: 0 shares

9.  Sole Dispositive Power: 138,378 shares

10. Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 138,378 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  /  /

13. Percent of Class Represented by Amount in Row (11): 10.8%

14. Type of Reporting Person:  IN

1.  Name of Reporting Person: Philip A. Phalon
    SS or IRS Identification Number of the Above Person:


2.  Check the Appropriate Box if a Member of a Group:   (a) /X/
                                                        (b) / /


3.  SEC Use Only



4.  Source of Funds:    PF

5.  Check Box if Disclosure  of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):    /  /

6.  Citizenship or Place of Organization: USA

7.  Sole Voting Power: 2,250 shares

8.  Shared Voting Power: 0 shares

9.  Sole Dispositive Power: 2,250 shares

10. Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  /  /

13. Percent of Class Represented by Amount in Row (11): 0.2%

14. Type of Reporting Person:  IN

1.  Name of Reporting Person: Robert B. Bregman
    SS or IRS Identification Number of the Above Person:


2.  Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                       (b) / /


3.  SEC Use Only



4.  Source of Funds:    PF

5.  Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
    2(d) or 2(e):    /  /

6.  Citizenship or Place of Organization: USA

7.  Sole Voting Power: 2,700 shares

8.  Shared Voting Power: 0 shares

9.  Sole Dispositive Power: 2,700 shares

10. Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  /  /

13. Percent of Class Represented by Amount in Row (11): 0.2%

14. Type of Reporting Person:  IN

1.  Name of Reporting Person: William C. Martindale, Jr.
    SS or IRS Identification Number of the Above Person:


2.  Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                       (b) /  /


3.  SEC Use Only



4.  Source of Funds:    PF

5.  Check Box if Disclosure of Legal Proceedings  is Required Pursuant to Items
    2(d) or 2(e):    /  /

6.  Citizenship or Place of Organization: USA

7.  Sole Voting Power: 10,000 shares

8.  Shared Voting Power: 67,000 shares

9.  Sole Dispositive Power: 10,000 shares

10. Shared Dispositive Power: 67,000 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:   /X/

13. Percent of Class Represented by Amount in Row (11): 6.0%

14. Type of Reporting Person:  IN

Item 1.

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplement by Amendment No. 1 dated May 15, 1998 and Amendment No. 2 dated May 22, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

              "On June 8, 1998, the Group filed a Preliminary Proxy Statement in Opposition to the Board of Directors of Technical Communications Corporation pursuant to Section 14(a) of the Securities Exchange Act of 1934. The Preliminary Proxy Statement sets forth two (2) nominees for the Board of Directors of the Issuer, Mr. Phalon and Ernest R. Fenton, in opposition to the slate nominated by the Issuer with respect to the Annual Stockholders Meeting scheduled for July 17, 1998. The Group's Proxy Statement may include up to five (5) nominees depending on the outcome of litigation commenced by Dr. Awan and Mr. Phalon against the Issuer and certain members of its Board of Directors, as set forth in the Group's Amendment No. 2 to Schedule 13D. The Group's Preliminary Proxy Statement also endorses the shareholder proposal made by letter dated May 8, 1998, to the Issuer by its former Chief Financial Officer, Graham R. Briggs, "[t]hat the actions taken on April 30, 1998 by the Company's Board of Directors to classify the Board into three (3) classes having staggered terms be revoked." On June 8, 1998, a hearing was held before the Massachusetts Superior Court, Middlesex County, on the motion of Dr. Awan and Mr. Phalon for the Court to enter order an directing the Issuer to produce a stockholder list and its Board of Directors to rescind the resolutions adopted at an April 30, 1998 Board meeting. The Court took the matter under advisement."

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following paragraph:

              "Below is a list of purchases of shares of Common Stock by the members of the Purchasing Group since May 22, 1998, the date of the group's filing of Amendment No. 2 on Schedule 13D, all of which were effected through ordinary brokerage transactions in the Over-the-Counter-Market:

                                 M. Mahmud Awan

         Date                      No. of Shares        Average Price Per Share

         May 26, 1998                  1,000                    $5.938
         May 26, 1998                  2,000                    $6.000
         May 28, 1998                  3,000                    $6.000
         May 29, 1998                    400                    $6.125

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 9, 1998                              /s/      *
                                                  M. Mahmud Awan



                                                  /s/
                                                  Philip A. Phalon




                                                  /s/      *
                                                  Robert B. Bregman



                                                  /s/      *
                                                  William C. Martindale, Jr.



         */s/
         Philip A. Phalon
         Attorney - in - Fact